ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

University of Texas System Retirement Programs

Supplement dated October 27, 2006 to the Contract Prospectus,
Contract Prospectus Summary and Statement of Additional Information,
each dated August 21, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective November 6, 2006, the following name changes will occur:

Current Fund Name	New Fund Name
ING JPMorgan Small Cap Equity Portfolio	ING JPMorgan Small Cap Core Equity Portfolio
ING Mercury Large Cap Growth Portfolio	ING BlackRock Large Cap Growth Portfolio

Accordingly, effective November 6, 2006, all references to the funds' current name in the Contract Prospectus, Contract Prospectus Summary and SAI are deleted and replaced with the funds' new name.

2. The information for ING Mercury Large Cap Growth Portfolio, ING Wells Fargo Mid Cap Disciplined Portfolio and ING Wells Fargo Small Cap Disciplined Portfolio appearing in the Contract Prospectus under Appendix II – Description of Underlying Funds is deleted and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING BlackRock Large Cap Growth Portfolio (formerly ING Mercury Large Cap Growth Portfolio)	Directed services, Inc. **Subadviser**: BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Investors Trust – ING Wells Fargo Mid Cap Disciplined Portfolio	Directed Services, Inc. **Subadviser**: Wells Capital Management, Inc.	Seeks long-term capital growth.
ING Investors Trust – ING Wells Fargo Small Cap Disciplined Portfolio	Directed Services, Inc. **Subadviser**: Wells Capital Management, Inc.	Seeks long-term capital appreciation.